UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
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256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 26, 2012, the following communication was sent on behalf of Scott L. Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) to employees of Dollar Thrifty.

Earlier today, we announced that we entered into a definitive merger agreement, under which Hertz will acquire Dollar Thrifty in an all-cash transaction valued at approximately $2.6 billion.

When we started this journey in October 2008, the Company was on the brink of bankruptcy, owing over a hundred different lenders around $2 billion.  In fact, we lost $347 million in 2008, the NYSE wanted to delist the Company, and our share price was under a dollar.  Our lenders wanted to liquidate the Company and move on – which would have meant 100 percent job loss and no severance payment for employees, at a time when the U.S. economy was at its worst.  So the organization made changes.  Our employees, partners, shareholders, lenders, licensees and customers embraced the changes, and we began to travel a path of Company and individual success.

Hertz’s offer to purchase the Company at $87.50 per share is a 72 percent increase in price from the offer rejected by shareholders in 2010, and a vast multiple of the $2.00 per share offer made for the Company in December 2008.

The Board has determined that the Hertz offer is compelling and in the best interest of our shareholders.  Accordingly, the Board has decided to accept the offer in accordance with its fiduciary duty to our shareholders.

This transaction will create a global, multi-brand car rental leader that will provide an outstanding long-term opportunity to be part of a larger, worldwide company.  Combined, we can offer our joint customer base a full range of rental options through our broad line-up of market-leading products and brands.  By joining forces with Hertz, we will have access to greater resources to expand our value-focused leisure brands in key car rental markets around the world.  I believe that our brands will continue to thrive and that we will be able to serve our customers even better after the transaction closes.

Based on current information, the transaction is expected to close later this year.  Please remember, however, that the proposed transaction is not a completed deal, as it is still subject to antitrust regulatory clearance and the tender by holders of a majority of our shares to Hertz pursuant to its $87.50 per share offer. As we have seen in the past, anything can happen.

I know you have a lot of questions.  Over the next few weeks HR will try to answer them.  Here is what I know.  Hertz’s plans include expansion of our Brands domestically and internationally.  Hertz will need the majority of the workforce to support our over $1.5 billion worldwide revenue base, but I expect there will be a workforce reduction as they integrate the companies.  It took Enterprise several years to fully integrate Alamo National, and we all know how long it took for Dollar and Thrifty to become one company.  We have been assured by Hertz that all of our people will be considered for positions.  Our agreement with Hertz includes protection of your current compensation and benefits for a period of time, including severance for those who are not retained.  I am sure that Hertz will want the best people in this very competitive industry. We have no information on Hertz’s plans for the Tulsa operations, but my guess is that Hertz will benchmark the cost of functions in Tulsa against its Oklahoma City operations in determining where functions are located over the long term.

Individual success during situations full of change requires flexibility, patience and a positive attitude.  Despite the looming distraction, it’s of paramount importance that we continue taking care of our customers and working together, just as we have always done.  As usual, we will try to inform you in as timely a manner as possible as we learn more.

I know that this has been a long (and sometimes arduous) process, and I would like to emphasize that today’s announcement is the direct result of Hertz's recognition of the value of our strong brands and loyal customers, consistently strong financial performance and future prospects.  I thank you for your continued support and for your many contributions – you are the driving force behind Dollar Thrifty’s success.
Scott
Considering this is a significant development for our industry, we expect that the announcement will attract attention from the media.  As a matter of corporate policy, we ask that if you receive any media or investor inquiries, please refer them to Anna Bootenhoff at (918) 669-2236 or Anna.Bootenhoff@dtag.com.

If you have questions, please send them to: employee.questions@dtag.com.

Additional Information

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty’s common stock.  At the time the tender offer is commenced, Hertz will file a tender offer statement and Dollar Thrifty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (the “SEC”).  Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares.  These documents will be available for free at the SEC’s web site (http://www.sec.gov).  Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.   Copies of Dollar Thrifty’s filings with the SEC will be available free of charge on Dollar Thrifty’s website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include information concerning Dollar Thrifty’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Dollar Thrifty has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Dollar Thrifty believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: Hertz’s ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty.  Additional information concerning these and other factors can be found in Dollar Thrifty’s filings with the Securities and Exchange Commission, including Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Dollar Thrifty therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Dollar Thrifty or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Dollar Thrifty undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.